Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061

Rehovot, Israel 7638205

August 11, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steakholder Foods Ltd.
Registration Statement on Form F-3 File No. 333-289323

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Steakholder Foods Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-289323) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on August 13, 2025 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Name: Arik Kaufman Title: Chief Executive Officer

cc: Gary Emmanuel (Greenberg Traurig, LLP)